INTELLIGENT HIGHWAY SOLUTIONS, INC.
8 Light Sky Court
Sacramento, CA 95828

October 17, 2012

VIA EDGAR and FEDERAL EXPRESS
Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Intelligent Highway Solutions, Inc.
Amendment No. 3 to Registration Statement on Form S-l, Filed September 17, 2012
File No. 333-181405

Dear Mr. Spirgel:

We are in receipt of your comment letter dated September 27, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1. We note your response to comment 8 of our letter dated August 23, 2012. We note that you still refer to “irrigation central control systems” as part of Phase Three of your growth strategy on page 12. Please clarify whether you still plan to pursue this technology.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to reflect that the Company is not engaging in the development of irrigation central control systems.

2. We note that you did not file any exhibits in connection with Amendment No. 2. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

ANSWER: In response to the Staff’s comment, we have filed all required exhibits with the amended registration statement.

Prospectus Coverpage

3. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

ANSWER: The aggregate net proceeds that selling shareholders will receiving in this offering assuming all of the shares are sold at the offering price has previously been disclosed in the Calculation of Registration Fee Table following the cover page.

Risk Factors, page 3

Our contracts for services were acquired from Michael Sullivan…, page 3

4. We note your response to comment 10 of our letter dated August 23, 2012. Please provide risk factor disclosure regarding your failure to obtain consent from Caltrans for assignment of the contracts from Caltrans.

ANSWER: In response to the Staff’s comment, we have revised our risk factor on page 4 of the registration statement.

Selling Security Holders, page 7

5. Please revise to discuss any material relationships between you and any selling security holder within the past three years pursuant to Item 507 of Regulation S-K. For example, we note that you borrowed $100,000 from Kenneth Polk in 2011.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to reflect any material relationships the Company has with selling security holders.

Description of Business, page 11

6. Please clarify the consideration paid to Mr. Sullivan for assignment of the Caltrans agreements. We note you disclose on page F-13 that Mr. Sullivan received $2,000, 10,000 common shares and a management position. Please identify the management position Mr. Sullivan received in connection with the transaction and his compensation.

ANSWER: In response to the Staff’s comment, we have provided disclosure that clarifies the consideration paid to Mr. Sullivan for the sale of the Caltrans agreements and his current status and compensation as a Company employee.

7. We reissue comment 4 of our letter dated August 23, 2012. Please file all exhibits with your next amendment. For example, we note that you have not filed copies all of the Caltrans agreements you acquired from Mr. Sullivan.

ANSWER: In response to the Staff’s comment, we have filed all required exhibits with our next amendment. More specifically, the one full Caltrans agreement has been provided with the cover pages of the other agreements because the content of the agreements are identical. An explanatory note has been included after each cover page.

Expatriate Corporation Status…, page 11

8. It has come to our attention that your C-10 Electrical License from the State of California may be suspended. Please revise your disclosure to reflect the current status of your license. In addition, please disclose, if true, why your license is suspended and what affect, if any, this suspension has on your ability to service your contracts with Caltrans. Please consider adding additional risk factor disclosure regarding this suspension as well.

ANSWER: In response to the Staff’s comment, we have disclosed that our C-10 Electrical License from the State of California is currently active.  Additionally, the Company has added a risk factor on page 4 of the registration statement that discloses the possible consequences of a C-10 Electrical License suspension.

Development Agreement with American Water Solutions, Inc., page 13

9. We note that pursuant to the Development Agreement you were required to deliver $10,000 to AWS upon release of initial drawings and specifications. You disclose that on July 2, 2012, AWS delivered a first draft of the design and patent documents, but that you have only paid $3,000 to AWS. Please disclose whether you are in breach of the Development Agreement or explain why you are not obligated to make the $10,000 payment under the agreement.

ANSWER: In response to the Staff’s comment, we have disclosed that the Company is not in breach of the Development Agreement. The Development Agreement was amended by both parties to clarify each parties obligations.  Accordingly, the amended Agreement does not require the $10,000 payment until the Company approves the initial designs, which it has not done.

10. Please clarify whether you currently have the funds available to design or develop a prototype of your battery-less wireless loop detection system. If not, please state that you will need to raise additional financing to pursue this technology.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to reflect that the Company does not have the necessary funds to develop the prototype and will have to raise additional financing to pursue its development.

Liquidity and Capital Resources, page 18

11. We note that in your unaudited financial statements for the period ended June 30, 2012, you disclose you had a bank overdraft of $1,271. Please revise your liquidity discussion to address this bank overdraft and your current liquidity position. Please specify how long you estimate that you will be able to fund your current operations without additional financing, including your ongoing payroll obligations.

ANSWER: In response to the Staff’s comment, the Company has provided disclosure regarding the bank overdraft fee and the Company’s estimate of how long we can fund current operations without additional financing.

12. We note your response to comment 16 from our letter dated August 23, 2012, and your statement on page 18 which states, “The company has the rights to the funds based on its original purchase agreement with Michael Sullivan.” However, we did not see any evidence that Mr. Sullivan has assigned his rights under the factoring agreement in the original purchase agreement. Please advise. If you do not have legal rights to the factoring funds, please revise any statement which implies that the factoring agreement is between you and CALTRANS and clearly state that you do not have legal rights to the factoring funds.

ANSWER: In response to the Staff’s comment, the Company has provided disclosure that the Company does not have a legal right to the factoring funds.

Outstanding Loans, page 19

13. We note your response to comment 33 of our letter dated July 20, 2012. Please provide a copy of amendments to your loan agreement with Kenneth Polk indicating that the loan was increased to $100,000 and that the maturity date was extended. In addition, please revise your disclosure to specify that this loan was secured by your agreements with Caltrans as described in Exhibit 4.1.

ANSWER: In response to the Staff’s comment, we have attached as an exhibit the Polk amendment increasing the note to $100,000, extending the maturity of the loan into the upcoming year, and have revised our disclosure to specify that the loan was secured by Caltrans Agreements.

14. Please file copies of your notes with Byrd & Company and Douglas Hackett as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have attached as an exhibit the note with Byrd and Company, LLC pursuant to Item 601(b)(10) of Regulation S-K. Currently, the Company is currently negotiating the terms of the note with Douglas Hackett; however, the note has not been memorialized in a writing.

15. Please add disclosure regarding the note you entered into with Messrs. James Byrd Jr. and Robin Byrd on April 3, 2012.

ANSWER: In response to the Staff’s comment, the Company has added disclosure regarding the note with Messrs. James Byrd Jr. and Robin Byrd.  Messrs. James Byrd Jr. and Robin Byrd are principals of Byrd and Company, LLC.  As such, the principals, on behalf of Byrd and Company, LLC, entered into an oral agreement with the Company to loan the Company $9,000.  The note was memorialized in writing on April 3, 2012, signed by the principals, James Byrd Jr. and Robyn Byrd.

Transactions with Related Persons…, page 24

16. We reissue in part comment 14 of our letter dated July 20, 2012. In that comment, we asked you to clarify your statement that your purchase agreement with Mr. Sullivan “does not prevent” him from withdrawing at any time or selling the agreements with Caltrans to another third party. Please provide us with your legal analysis of the rights that Mr. Sullivan has to withdraw from an agreement that has been consummated or resale contracts that you have purchased.

ANSWER: Mr. Sullivan has the ability to withdraw from an agreement that has been consummated or resell contracts that the Company has purchased to a third party.

Sincerely,

/s/ Devon Jones
Devon Jones
Chief Executive Officer